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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

U.S. Energy Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
902951102
(CUSIP Number)
Henry N. Schneider
530 Park Avenue
New York, New York 10021
(212) 371-0216
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	902951102

1	NAMES OF REPORTING PERSONS: Lawrence I. Schneider

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		1,345,895

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,362,695

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,362,695

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	902951102

1	NAMES OF REPORTING PERSONS: Henry N. Schneider

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		221,037

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,515,700

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,736,737

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,986,737

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	902951102

1	NAMES OF REPORTING PERSONS: Rita Schneider

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		1,342,220

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,342,220

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,342,220

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This Amendment No. 5 (the “Amendment”) to Schedule 13D is being filed by Lawrence I. Schneider (“Lawrence”), Rita Schneider (“Rita”) and Henry N. Schneider (“Henry”; together with Rita and Lawrence, referred to collectively as the “Reporting Persons”). Lawrence and Rita are husband and wife and Henry is their adult son who does not share his parents’ household. This Amendment No. 5 is filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons hereby supplement and amend their Schedule 13D, as previously amended, as follows.

Item 1. Security and Issuer

This filing relates to the shares of common stock, par value $0.01 per share (the “Common Stock”) of U.S. Energy Systems, Inc. (“US Energy”). The principal executive offices of US Energy are located at 750 Lexington Avenue, New York, New York 10022.

Item 3. Source and Amount of Funds or Other Consideration.

The 1,515,700 shares of Common Stock acquired by Henry on February 26, 2007, upon the exercise of various options, were paid for with $4,731,880 borrowed from Nakash Energy LLC.

Item 5. Interest in Securities of the Issuer

In connection with the loan, the proceeds of which were used to exercise options to acquire an aggregate 1,515,700 shares of Common Stock, Henry pledged said 1,515,700 shares to the lender, Nakash Energy LLC. In connection with such pledge, Nakash Energy LLC has the right to vote said 1,515,700 shares as long as they are subject to said pledge and, at its option, may receive fifty percent of any appreciation of the pledged shares during the term of the loan in excess of $5.00 per share. The loan has a two year term. Interest is payable when the loan is paid or prepaid and is, at the option of the lender (a) at the rate of 11% per annum or (b) at the rate of 6% per annum plus a participation fee equal to 50% of the appreciation in the pledged shares over $5.00 per share. Interest is payable, at Henry’s option, in cash or in shares of Common Stock. In addition, Lawrence pledged 200,000 shares of Common Stock as additional collateral for the Nakash Energy LLC loan to Henry but Lawrence retained the right to vote said 200,000 shares as well as the right to dispose of them, and the lender has no right to participate in any appreciation of such shares.

Set forth below is information regarding the beneficial ownership of shares of Common Stock by each Reporting Person. Each such person (i) disclaims beneficial ownership of the shares of Common Stock reported as owned by the other Reporting Persons and (ii) can solely direct the disposition of and, except as otherwise expressly indicated in this amendment, has the sole power to vote, the shares of Common Stock reported as beneficially owned by such person.

Having resigned, neither Larry nor Henry is an officer or director of U.S. Energy or any of U.S. Energy’s subsidiaries. In connection with his resignation, certain restricted stock options owned by Henry have lapsed.

Lawrence I. Schneider

Lawrence beneficially owns 2,362,695 shares of Common Stock (representing 11.46% of the outstanding shares) as follows (i) 1,345,895 shares of Common stock [including 434,783 shares of Common Stock issued in connection with restricted stock units which fully vested by agreement] and (ii) options to acquire 1,016,800 shares of Common Stock.

Henry N. Schneider

Henry beneficially owns 1,986,737 of Common Stock (representing 9.6% of the outstanding shares) as follows: (i) 1,736,737 shares of Common Stock, and (ii) options to acquire 250,000 shares of Common Stock.

Rita Schneider

Rita beneficially owns 1,342,220 shares of Common Stock (representing 6.5% of the outstanding shares).

Reporting Persons

The Reporting Persons may collectively be deemed to beneficially own an aggregate of 5,691,652 shares of Common Stock (representing 27.6% of the outstanding shares) as follows: (i) 4,442,852 shares of Common Stock and (ii) options to acquire 1,266,800 shares of Common Stock.

Each Reporting Person disclaims any beneficial interest in the shares of Common Stock owned by the other Reporting Persons.

Information Regarding Calculation of Percentage of Ownership

In calculating the percentage ownership noted herein, the Reporting Persons relied on recent filings which indicate that, as of September 30, 2006, there were 17,816,290 shares of Common Stock outstanding. Subsequently, 1,280,000 shares of Common Stock were issued in a private placement in February, 2007 and Henry Schneider bought the 1,515,700 shares reported herein for a total shares outstanding of 20,611,990.

Transactions Within the Past 60 Days.

The only transactions effected during the past 60 days with respect to US Energy securities by the Reporting Persons are the transactions relating to Henry’s exercise of options referred to in items 3.

Item 7. Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about it, her or him is true, complete and correct.

Date: March 7, 2007

/s/ Lawrence I. Schneider
Lawrence I. Schneider

/s/ Henry N. Schneider
Henry N. Schneider

/s/ Rita Schneider
Rita Schneider